Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Forms S-3 No. 333-76588 and No. 333-109659) of Senior Housing Properties Trust and in the related Prospectuses of our report dated March 8, 2006, except for Note 1, as to which date is February 2, 2007, with respect to the consolidated financial statements and schedule of Senior Housing Properties Trust, and our report dated March 8, 2006, except for the effects of the material weakness described in the sixth paragraph of that report, as to which date is February 2, 2007, with respect to Senior Housing Properties Trust management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Senior Housing Properties Trust, included in this Annual Report (Form 10-K/A) for the year ended December 31, 2005.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 2, 2007